UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER, 2005.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   December 15, 2005                  /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                            ROCHESTER RESOURCES LTD.

        Suite 400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                          TSX Venture: RCT OTCBB: RCTFF

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NEWS RELEASE                                                   DECEMBER 15, 2005


                           PRIVATE PLACEMENT INCREASE

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV: RCT AND OTCBB: RCTFF) The Board of Directors is pleased to announce that the private placement announced on November 25, 2005 has been increased from 2,500,000 to 3,500,000 units, 3,000,000 units of which will be placed by Canaccord Capital Corporation. Each unit consists of one share and a half warrant, with each whole warrant exercisable at $0.65 for a term of two years. In addition to a corporate finance fee, Canaccord will receive a fee of 10% in cash and 5% in agent unit warrants. All warrants will contain a forced conversion provision which comes into effect once the shares trade in excess of $1.00 per share for 10 consecutive trading days.

Rochester Resources Ltd., incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "RCT", and on the OTCBB under symbol "RCTFF".

ON BEHALF OF THE BOARD                      INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                                Douglas F. Good
--------------------------------                 Tel: (604) 484-6614
Douglas F. Good, President & CEO


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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